Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Jefferies LLC

520 Madison Avenue

New York, NY 10022

Piper Sandler & Co.

800 Nicollet Mall

Minneapolis, Minnesota 55402

Wells Fargo Securities, LLC

500 West 33rd Street

New York, NY 10001

As representatives of the several underwriters

January 6, 2021

VIA EDGAR

Mr. Franklin Wyman

Ms. Sasha Parikh

Ms. Abby Adams

Ms. Christine Westbrook

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Gracell Biotechnologies Inc. (CIK No. 0001826492)

Registration Statement on Form F-1 (File No. 333-251494)

Registration Statement on Form 8-A (File No. 001-39838)

Ladies and Gentlemen:

We, as representatives of the several underwriters, hereby join Gracell Biotechnologies Inc. (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:00 p.m., Eastern Time on January 7, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cooley LLP, may orally request by telephone call that such Registration Statements be declared effective.

Pursuant to Rule 460 under the Securities Act of 1933, we wish to advise you that as of the date hereof, over 490 electronic copies of the Company’s preliminary prospectus dated January 4, 2020 have been distributed to prospective underwriters, dealers, institutional investors and others.

We, the undersigned, advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Pages to Follow]

Very truly yours,

Citigroup Global Markets Inc.

By:	/s/ Jennifer Sheng
Name: Jennifer Sheng
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]

Very truly yours,

Jefferies LLC

By:	/s/ Michael Brinkman
Name: Michael Brinkman
Title: Managing Director Joint US Head of Biopharmaceuticals

[Signature Page to Underwriters’ Acceleration Request]

Very truly yours,

Piper Sandler & Co.

By:	/s/ Neil Riley
Name: Neil Riley
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]

Very truly yours,

Wells Fargo Securities, LLC

By:	/s/ Geoffrey Goodman
Name: Geoffrey Goodman
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]